UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004.

Commission File Number:  0-31108

EL NINO VENTURES INC.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___EL NINO VENTURES INC._____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____October 8, 2004______________

Date

EL NINO VENTURES INC.

(An Exploration Stage Company)

Financial Statements

July 31, 2004 and 2003

(Canadian Dollars)

NOTICE TO READER

These interim financial statements for the six months ended July 31, 2004 of El Nino Ventures Inc. have been prepared by management and have not been subject to review by the Company’s auditors.

INDEX

Page

Financial Statements

Balance Sheets

3

Statements of Operations

4

Statements of Stockholders' Equity

5

Statements of Cash Flows

6

Notes to Financial Statements

7-15

EL NINO VENTURES INC.

(An Exploration Stage Company)

Balance Sheet (note 1)

(Canadian Dollars)

	July 31, 2004	Jan. 31, 2004

Assets

Current
Cash	$2,760	$31,818
Accounts receivable	1,402	802

Total Current Assets	4,162	32,620
Equipment, net (note 4)	380	380

Total Assets	$4,542	$33,000

Liabilities

Current
Accounts payable (note 7(d))	$34,455	$19,673

Commitments (note 9)

Stockholders' Equity (Deficiency) (note 6)

Common Stock, without par value
100,000,000 Shares authorized
4,571,546 (Jan. 31, 2004 - 4,571,546) shares issued and outstanding	3,016,109	3,016,109
Share Subscription	0	0
Deficit Accumulated During the Exploration Stage	(3,046,022)	(3,002,782)

Total Stockholders' Equity (Deficiency)	(29,913)	13,327

Total Liabilities and Stockholder's Equity	$4,542	$33,000

Approved on behalf of the Board:

“Harry Barr”

.......................................................................................  Director

“Michael Philpot”

.......................................................................................  Director

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Operations

July 31, 2003

(Canadian Dollars)

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	July 31	July 31	July 31	July 31
	2004	2003	2004	2003

Expenses
Management fees	$6,000	$6,000	$12,000	$12,000
Office and miscellaneous	0	782	175	965
Professional fees	1,950	850	2,500	1,550
Stock exchange and transfer
agent fees	12,382	6,825	17,330	11,827
Consulting	975	821	1,800	3,471
Exploration expenditures (note 4)	0	452	1,397	1,988
Telephone	0	119	-	186
Travel, promotion, investor
relations and trade shows	108	108	-	108
Rent	3,967	3,967	7,934	7,934
Interest and bank charges, net	55	34	104	64
Depreciation	0	0	0	0

Net (Loss)	$(25,329)	$(19,958)	$(43,240)	$(40,093)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Stockholders' Equity (Deficiency)

 (Canadian Dollars)

	Common Stock
	(note 6(b))		Share		Total
	Number		Subscriptions		Stockholders'
	Of Shares	Amount	Received	Deficit	Equity(Deficiency)
Balance, January 31, 2001	2,653,956	2,748,454	0	(2,721,888)	26,566
Issue of shares
For cash
Exercise of warrants	417,590	79,139	0	0	79,139
Net loss	0	0	0	(67,319)	(67,319)

Balance, January 31, 2002	3,071,546	2,827,593	0	(2,789,207)	38,386
Issue of shares
For cash, private placement	0	0	25,000	0	25,000
Net loss	0	0	0	(86,545)	(86,545)

Balance, January 31, 2003	3,071,546	$2,827,593	$25,000	$(2,875,752)	$(23,159)
Issue of shares
For cash
Private placement,
net of issue costs	1,500,000	150,000	(5,000)	0	145,000
Share subscriptions	0	0	(20,000)	0	(20,000)
Stock compensation expense	0	38,516	0	0	38,516
Net loss	0	0	0	(127,030)	(127,030)
Balance, January 31, 2004	4,571,546	$3,016,109	$0	$(3,002,782)	$13,327
Issue of shares
For cash
Private placement,
net of issue costs	0	0	0	0	0
Share subscriptions	0	0	0	0	0
Stock compensation expense	0	0	0	0	0
Net loss	0	0	0	(43,240)	(43,240)
Balance, July 31, 2004	4,571,546	$3,016,109	$0	$(3,046,022)	$(29,913)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Cash Flows

July 31, 2003

(Canadian Dollars)

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	July 31	July 31	July 31	July 31
	2004	2003	2004	2003
Operating Activities
Net loss	$(25,329)	$(19,958)	$(43,240)	$(40,093)
Items not involving cash
Exploration expenditures
paid with shares	0	0	0	0
Loan receivable written off	0	0	0	0
Property and equipment written off	0	0	0	0
Depreciation	0	0	0	0
Finders' fees	0	0	0	0
Operating Cash Flow	(25,329)	(19,958)	(43,240)	(40,093)

Changes in Non-Cash Working Capital
Accounts receivable	(897)	4	(600)	(111)
Subscriptions receivable	0	0	0	0
Prepaid expenses	0	0	0	0
Accounts payable	9,117	8,917	14,782	12,417
	8,220	8,921	14,182	12,306
Cash Used in Operating Activities	(17,109)	(11,037)	(29,058)	(27,787)

Investing Activities
Proceeds on sale of property and equipment	0	0	0	0
Purchase of property and equipment	0	0	0	0
Cash Provided by (Used in) Investing Activities	0	0	0	0

Financing Activities
Issuance of shares for cash	0	0	0	0
Share issue costs	0	0	0	0
Subscriptions received	0	0	0	0
Loan advances (repayments)	0	0	0	0
Cash Provided by Financing Activities	0	0	0	0

Inflow (Outflow) of Cash	(17,109)	(11,037)	(29,058)	(27,787)
Cash, Beginning of Period	19,869	11,735	31,818	28,485
Cash, End of Period	$2,760	$698	$2,760	$698
Supplemental Cash Flow
Information
Non-cash investing activity
Shares issued for resource property	0	0	0	0

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Period Ended July 31, 2004

(Canadian Dollars)

1.

INCORPORATION, OPERATIONS AND GOING CONCERN

El Nino Ventures Inc. ("the Company") was incorporated on February 19, 1988 in British Columbia.  The Company is in the business of exploring mineral properties and is considered to be an exploration stage company.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis.  This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.  Management intends to raise additional capital through share issuances to finance operations.

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies.  These factors raise substantial doubt about the Company's ability to continue as a going concern and is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses. Management intends to raise additional capital through share issuances to finance operations. The outcome of these matters cannot be predicted.  These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Exploration expenditures

The Company is in the exploration stage and expenses all exploration expenditures as they are incurred until it is determined that a property has economically recoverable ore reserves, further exploration expenditures will then be capitalized.

(b)

Depreciation

Depreciation of computers is calculated on a declining balance basis at an annual rate of 30%.

(c)

Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year.  Diluted loss per share has not been presented as the outstanding stock options and warrants are anti-dilutive.

(d)

Revenue recognition

Incidental revenues from mineral sales during the exploration phase are offset against mineral exploration expense.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Period Ended July 31, 2004

(Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Stock-based compensation – Change in Accounting Policy

The company adopted the recommendations of CICA Handbook Section 3870, stock based compensation and other stock-based payments, effective to all awards granted on or after  January 1, 2002.  This established standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services. The company adopted the intrinsic value method of accounting for awards granted.

Effective January 1, 2004, all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

As encouraged by CICA Handbook Section 3870 the company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning February 1, 2003.

(f)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

(g)

Realization of assets

The investment in and expenditures on resource properties comprise a significant portion of the Company's assets.  Realization of the Company's investment in these assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and the attainment of successful production from the properties or from the proceeds of their disposal.

(h)

Reclamation and closure costs

The Company will adopt, effective February 1, 2004, CICA 3110, "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability will be subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Period Ended July 31, 2004

(Canadian Dollars)

3.

FINANCIAL INSTRUMENTS

(i)

Fair value

The carrying value of cash, accounts receivable and accounts payable approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is not exposed to significant credit risk due to the insignificant amount of accounts receivable.

4.

EQUIPMENT

	July 31, 2004
		Accumulated
	Cost	Depreciation	Net

Computers	$1,863	$1,483	$380

	Jan. 31, 2004
		Accumulated
	Cost	Depreciation	Net

Computers	$1,863	$1,483	$380

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Period Ended July 31, 2004

(Canadian Dollars)

1.

EXPLORATION EXPENDITURES

During the year ended January 31, 2001, the Company acquired 66 State of Alaska Mining claims on the Sassy Gold property in Interior Alaska's Tintina Gold Belt.  Under the terms of the lease purchase option agreement with Anglo Alaska Gold Corp. ("Anglo"), the Company must expend the following work commitments on the property:

Calendar year 2000

-  US $10,000 (waived)

Calendar year 2001

-  US $25,000 (waived)

Calendar year 2002

-  US $45,000 (waived)

Calendar year 2003

  and each succeeding

  year during the agreement

-  US $50,000 (waived)

The Company is obligated to issue to Anglo 100,000 common shares in the capital stock of the Company upon execution of the agreement (done) and a further 100,000 common shares upon completion of the First Work program with recommendation for future work.

The Company will pay a production royalty equal to 3% of the Net Smelter Returns ("NSR") to Anglo of not less than the following minimum royalties:

Agreement date

-

US

 $5,000

(paid)

November 1, 2000

-

US

 $5,000

(paid)

March 1, 2001  *

-

US

 $5,000

(waived)

November 1, 2001 *

-

US

 $5,000

(amended to March 1, 2002 and reduced to US $2,500 - paid)

March 1, 2002 *

-

US

$10,000

(amended to November 1, 2002, refer to amended payment schedule)

November 1, 2002 *

-

US

$10,000

(amended to March 1, 2003 refer to amended payment schedule)

March 1, 2003 and each

succeeding March 1

during the agreement

-

US

$20,000

(refer to amended payment schedule)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Period Ended July 31, 2004

(Canadian Dollars)

1.

EXPLORATION EXPENDITURES (continued)

*Should the property be optioned to a third party then the original payment shall apply.

Further to an amendment dated February 3, 2003 the production royalty has been amended and reduced as follows:

New Payment Date and Amount

March 1, 2003

$ 1,000

 (paid)

March 1, 2004

   1,000    (paid)

March 1, 2005

   5,000

March 1, 2006

   5,000

March 1, 2007

   5,000

March 1, 2008

   5,000

All existing work commitments on the property have been waived and the Company is obligated to complete only the minimum amount of work required by law to keep the property in good standing.

The Company also has the option to purchase one-third of the total NSR (or 1% NSR) from Anglo for US $1,000,000 subject to further TSX Venture Exchange ("TSX") review and acceptance.

Sassy Gold Project,

Pogo Area, Alaska

	July 31, 2004	Jan.31, 2004
Acquisitions costs

Balance, Beginning of year	$60,717	$59,181
Treasury shares – option payments	0	0
Cash – option payments	1,397	1,536
Balance, End of period	62,114	60,717

Deferred exploration expenditures

Balance, Beginning of year	8,722	7,719
Geological and field expenses	0	347
Engineering and consulting	0	430
Mineral property fees	0	226
Balance, End of period	8,722	8,722
Total	$70,836	$69,439

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Period Ended July 31, 2004

(Canadian Dollars)

6.

STOCKHOLDERS' EQUITY

(a)

Authorized

  100,000,000  Common voting shares without par value (no additional paid-in capital).

(b)

At July 31 the following stock options were outstanding:

Expiry Date	Exercise Price	Number of Shares
		2004	2003
March 17, 2005	$0.55	250,000	250,000
September 10, 2008	$0.15	354,000	0
Total		604,000	0

(c)

The Company has granted founders, directors and certain employees stock options.  Stock option activity is summarized as follows:

	Number	Exercise
	of Shares	Price *

Balance outstanding, January 31, 2000	0	0
2001 - Granted	260,000	0.55
2001 - Cancelled	(10,000)	0.55
Balance outstanding, January 31, 2001, 2002,2003	250,000	0.55
2004 - Granted	354,000	0.15

Balance outstanding, July 31, 2004	604,000	$ 0.31

*

Weighted average exercise price

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Period Ended July 31, 2004

(Canadian Dollars)

6.

STOCKHOLDERS' EQUITY (Continued)

(d)

Effective 1 February 2003, the company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (note 2(e)).  The new standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year ended January 31, 2004, the company granted options to purchase up to 354,000 stock options.  This resulted in compensation expense of $ 38,516, which has been recorded in consulting fees for the year ended January 31, 2004.  The offsetting entry is to share capital.

The fair value of stock options used to calculated compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

2004

2003

Average risk-free interest rate

3.82%

6.00%

Expected dividend yield

NIL

NIL

Expected stock price volatility

106%

95%

Average expected option life in years

5 years

5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

(e)

During the year ended January 31, 2001, the Company issued 100,000 common shares at $0.40 per share as part of the consideration for the Pogo Area property (note 5).

(f)

At July 31, 2004, the following warrants were granted and outstanding:

Expiry Date	Exercise Price	Number of Shares

October 10, 2005	$0.13	1,500,000

(g)

During the year ended January 31, 2004, the company closed a 1,500,000 unit private placement at a price of $0.10 per unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder thereof to purchase one additional common share ("warrant shares") of the Company for a period of two years at a price of $0.13 per warrant share.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Period Ended July 31, 2004

(Canadian Dollars)

7.

RELATED PARTY TRANSACTIONS

(a)

During the period ended July 31, 2004, the Company was charged $12,000 (2003 - $12,000) for management fees to a company controlled by the President and director.

(b)

During the period ended July 31, 2004, the Company paid $1,800 (2003 - $1,854) for consulting fees to a company controlled by the Corporate Secretary.

(c)

During the period ended July 31, 2004 the Company paid $1,500 (2003 - $1,250 for professional fees to a company controlled by the Chief Financial Officer.

(d)

Accounts payable includes $14,000 (Jan. 31, 2004 - $2,000) due to a company controlled by the President and director.

(a)

During the period ended July 31, 2004, the Company paid rent of $7,934 (2003 -

$7,934) to a company controlled by the President and director.

8.

INCOME TAX LOSSES

The components of the future income tax assets using applicable tax rates are as follows:

The tax rate of 38% is used to calculate the future income tax assets.

	2004	2003

Future income tax assets
Non-capital loss carry-forwards	$466,404	$445,200
Capital loss carry-forwards	142,044	74,800
Unused cumulative Canadian exploration	231,888	244,000
Unused cumulative foreign exploration	26,387	26,800
	866,723	790,800
Less: Valuation allowance	(866,723)	(790,800)

Net future income tax assets	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets likely will not be realized.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Period Ended July 31, 2004

(Canadian Dollars)

8.

INCOME TAX LOSSES (Continued)

The exploration expenses can be carried forward indefinitely to reduce taxable income of future years.  The capital losses may be carried forward indefinitely to apply against capital gains of future years.  The non-capital losses expire commencing in 2005 through 2011 as follows:

2005	294,000
2006	94,000
2007	95,000
2008	86,000
2009	67,000
2010	81,000
2011	124,000

$841,000

9.

COMMITMENTS

By agreement dated July 1, 2000 and amended November 8, 2000, the Company entered into a 5 year lease for premises with a company controlled by a director.  Minimum basic rent commitments are approximately as follows:

2004	$10,000
2005	4,000

$14,000

In addition, the Company is also responsible for its proportionate share of property taxes and operating costs.

Form 51-102F1

Interim Management Discussion and Analysis

For

El Nino Ventures Inc.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of El Nino Ventures Inc. (the “Company” or “El Nino”) for the six month period ended July 31, 2004 and should be read in conjunction with the financial statements for the period ended July 31, 2004 and related notes.  All figures are in Canadian dollars unless otherwise stated. The date of this management’s discussion and analysis is September 21, 2004.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of El Nino

El Nino is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Exploration Projects –  United States

Sassy Gold Property, Alaska

During the year ended January 31, 2001, the Company acquired 66 State of Alaska Mining claims on the Sassy gold property in Interior Alaska’s Tintina Gold Belt.  Further to an amendment dated February 3, 2003, the property payments were amended to an annual amount of US$5,000 beginning March 1, 2005 to March 1, 2008.  All existing work commitments on the property have been waived and the Company is obligated to complete only the minimum amount of work required by law to keep the property in good standing.

This property is located some 5 km to the north of the Teck Sumitomo 5.6 M oz Pogo gold deposit, where pre-construction activities are currently underway.  Final permits for Pogo have now been received and as a result the Pogo area is once again receiving considerable attention.

The Company continues to evaluate precious metal projects for possible acquisition through out North America, and internationally.  The Company has a strict acquisition criterion which includes significant potential economic value, combined with an excellent infrastructure in its vicinity.  In light of its strict project criteria, El Nino is also considering potential acquisitions and mergers outside the mining spectrum.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for El Nino for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended January 31,(audited)
	2004	2003	2002
Total Revenues	Nil	Nil	Nil
General and administrative expenses	$124,491	$81,714	$66,937
Exploration expenditures	2,539	4,831	382
Income (loss) before extraordinary items * In total * Basic and diluted loss per share	(127,030) (0.04)	(86,545) (0.03)	(67,319) (0.03)
Net income (loss) from continuing operations * In total * Basic and diluted loss per share	(127,030) (0.04)	(86,545) (0.03)	(67,319) (0.03)
Totals Assets	33,000	29,679	71,483
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

The company’s loss from continuing operations over the past three years results from general administration expenses and exploration costs on mineral properties.

El Nino’s general administrative expenses have been fairly consistent over the past three years.  There was a slight increase in 2004 because of $38,516 in stock option compensation costs.

El Nino expenses all exploration costs on its mineral properties as they are incurred.

El Nino’s total assets consist of cash and short-term deposits.  In 2004, working capital was $12,947 compared to working capital deficit of ($23,702) at January 31, 2003.

During the year ended January 31, 2004 the Company completed a 1.5 million unit private placement at a price of $0.10 per unit for gross proceeds of $150,000.

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	July 31	Apr 30	Jan 31	Oct 31	July 31	April 30	Jan 31	Oct 31
	2004	2004	2004	2003	2003	2003	2003	2002
Total revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Net loss	25,329	17,911	56,973	29,964	19,958	20,135	10,802	31,697
Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Total assets	4,542	20,754	33,000	44,962	2,003	13,044	29,679	39,482

Results of operations

The 6 month period ended July 31, 2004 resulted in a net loss of $43,240 which compares with a loss of $40,093 for the same period in 2003. General and administrative expenses for the quarter ended July 31, 2004 were $41,843 an increase of $3,738 over the same period in 2003. The Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 January 2003. As encouraged by CICA Handbook Section 3870, the company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning 1 January 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  All other general and administrative costs were relatively the same when compared to the previous year.

During the 6 month period ended July 31, 2004, the Company incurred mineral property acquisition costs of $1,397 as compared to $1,988 the previous year.

No shareholder relations and promotional activities were undertaken by the company.

Liquidity and capital resources

At July 31, 2004, the Company’s working capital, defined as current assets less current liabilities, was a deficit of $30,293 as compared with positive working capital of $12,947 at January 31, 2004.

Contractual commitments

The Company is committed under an operating lease with a company controlled by Harry Barr for its office premises with the following aggregate minimum lease payments to the expiration of the lease on June 30, 2005.  See “related party transactions” for details.  No mineral option payments have been included as the Company has the option to terminate the Sassy Gold Property agreement with appropriate notice. Further information on mineral option payments are disclosed in note 5 to the interim financial statements to July 31, 2004.

	2004	2005	2006	2007	2008	Thereafter

Office lease	$15,868	$7,934	-	-	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in note 1 to the financial statements for the 2nd quarter ended July 31, 2004.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

The interim financial statements for the quarter ended July 31, 2004 followed the same accounting policies and methods of application in the most recent annual financial statements.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The Company is currently assessing these requirements to ensure its complies with the new standards starting in 2004.

Financial Instruments and Other Instruments

El Nino’s financial instruments consist of cash and short-term deposits, GST receivable and accounts payable.  Unless otherwise noted, it is management’s opinion that El Nino is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Outstanding share data

The Company is authorized to issue 100,000,000 common shares without par value.  As at July 31, 2004, there were 4,571,546 outstanding common shares compared to 4,571,546 outstanding shares at January 31, 2004.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in notes 6c to the interim financial statements to July 31, 2004.

Related party transactions

Harry Barr receives compensation from the Company for management services in the amount of $2,000 per month. During the six months ended July 31, 2004, a total of $12,000 was accrued to a company controlled by Harry Barr, a Director and President of the Company.  Pursuant to an office lease agreement dated July 11, 2000, a total of $7,934 was paid to a company controlled by Harry Barr, a Director and President of the Company, for office rent during the six months ended July 31, 2004.  A total of $1,800 was paid to a company controlled by Taryn Downing, the Corporate Secretary of the Company, for Corporate secretarial services during the six months ended July 31, 2004.   A total of $1,500 was paid to a company controlled by Gord Steblin, the Chief Financial Officer of the Company for accounting services during the six months ended July 31, 2004.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

El Nino continues to evaluate precious metal projects for possible acquisition through out North America, and internationally. The Company is also considering potential acquisition and mergers outside the mining spectrum. El Nino has cash of $2,761 and a working capital deficit of $30,293 and will have to raise more equity financing in order to proceed with any future plans.

Approval

The Board of Directors of El Nino has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.

Form 52-109FT2 – Certification of Interim Filing during Transition Period

I, Harry Barr, CEO of El Nino Ventures Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of El Nino Ventures Inc. for the interim period ending July 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

September 24, 2004

Per:

“Harry Barr”

Harry Barr

Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filing during Transition Period

I, Gordon Steblin, CFO of El Nino Ventures Inc. certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of El Nino Ventures Inc. for the interim period ending July 31, 2004;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

September 24, 2004

Per:

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer